Exhibit 99.1

Sierra Wireless

News Release

Media Contact: Sharlene Myers Manager, Global Public Relations +1 (604) 232-1445 smyers@sierrawireless.com	Investor Contact: David G. McLennan Chief Financial Officer +1 (604) 231-1181 investor@sierrawireless.com

Sierra Wireless reports third quarter 2012 results

•                  Revenue in the third quarter 2012 of $162.6 million, 10.8 percent year-over-year growth

•                  Non-GAAP earnings from operations of $8.3 million, up from $4.0 million in the third quarter of 2011

•                  Non-GAAP net earnings of $8.8 million, or $0.28 per diluted share, up from net earnings of $4.6 million, or $0.15 per diluted share in the third quarter of 2011

Vancouver, Canada — November 1, 2012 — Sierra Wireless, Inc. (NASDAQ:  SWIR) (TSX:  SW) today reported third quarter 2012 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

Revenue for the third quarter of 2012 was $162.6 million, compared to $146.8 million in the third quarter of 2011, and $167.4 million in the second quarter of 2012.  The year-over-year revenue increase of 10.8 percent was driven by exceptional growth in Machine-to-Machine (“M2M”) sales, including a $4.6 million contribution from the recently acquired Sagemcom M2M business, and solid growth in Mobile Computing, driven by higher sales to PC OEMs.   M2M revenue was $86.1 million, an increase of 14.3 percent compared to $75.3 million in the third quarter of 2011.  Mobile Computing revenue was $76.5 million, an increase of 7.0 percent compared to $71.5 million in the third quarter of 2011.

“Our Machine-to-Machine business had an exceptional quarter, with revenue up 14 percent year-over-year driven by strong organic growth and contribution from the recently acquired Sagemcom M2M business,” said Jason Cohenour, President and Chief Executive Officer.  “Our success in M2M, combined with solid year-over-year revenue growth in Mobile Computing and tight cost control, resulted in profitability that exceeded our expectations.”

On a GAAP basis, gross margin was $47.9 million, or 29.4 percent of revenue, in the third quarter of 2012, compared to $43.3 million, or 29.5 percent of revenue, in the third quarter of 2011. Operating expenses were $46.8 million and earnings from operations were $1.1 million in the third quarter of 2012, compared to operating expenses of $45.1 million and a loss from operations of $1.8 million in the third quarter of 2011.  Net earnings were $3.7 million, or $0.12 per diluted share, in the third quarter of 2012, compared to a net loss of $1.0 million, or $0.03 per diluted share, in the third quarter of 2011.  A favorable income tax recovery contributed to the stronger than expected net earnings.  The third quarter results also included $2.7 million in acquisition and restructuring costs, compared to $1.0 million in restructuring and integration costs in the third quarter of 2011.

On a non-GAAP basis, gross margin was 29.5 percent of revenue in the third quarter of 2012, compared to 29.6 percent of revenue in the third quarter of 2011. Operating expenses were $39.6 million and earnings from operations were $8.3 million in the third quarter of 2012, compared to operating expenses of $39.4 million and earnings from operations of $4.0 million in the third quarter of 2011. Net earnings were $8.8 million, or $0.28 per diluted share, in the third quarter of 2012 compared to net earnings of $4.6 million, or $0.15 per diluted share, in the third quarter of 2011.

During the third quarter of 2012, we successfully completed the acquisition of the M2M business of Sagemcom.  The purchase price of €44.9 million (US$55.2 million) and the related transaction expenses were funded by cash on hand. The cash, cash equivalents, and short-term investments balance at the end of the third quarter of 2012 was $59.5 million, down from $125.3 million at the end of the second quarter of 2012.

Subsequent to the completion of the quarter, we entered into a new $50 million revolving line of credit.   This facility replaces our existing $10 million line of credit and is designed to augment our working capital capacity.   There are currently no borrowings under the facility.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition costs, restructuring costs, integration costs, acquisition amortization, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with useful information about actual operating results and assist in comparisons from one period to another. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial guidance

In the fourth quarter of 2012, on a sequential basis, we expect revenue to be flat compared to the third quarter, as a result of continued strength in our M2M business, including a full quarter of contribution from the acquired Sagemcom M2M business, offset by lower sales in Mobile Computing.   We expect gross margin to be slightly higher, driven largely by a favorable shift in product mix and we expect operating expenses to be modestly higher as a result of the timing of new product certification and launch expenses, as well as a full quarter of Sagemcom M2M.

Q4 2012 Guidance	Consolidated Non-GAAP

Revenue	$160.0 to $165.0 million

Earnings from operations	$7.5 to $9.0 million

Net earnings	$5.6 to $6.8 million

Earnings per share	$0.18 to $0.22 per share

This Non-GAAP guidance for the fourth quarter of 2012 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Conference call, webcast and instant replay details

Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, November 1, 2012, at 5:30 PM Eastern Time (2:30 PM PT).  A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•                  Toll-free (Canada and US): 1-877-201-0168

•                  Alternate number: 1-647-788-4901

•                  Conference ID: 30799204

For those unable to participate in the live call, a replay will be available until November 22, 2012. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.

To access the webcast, please follow the link below:

http://www.snwebcastcenter.com/custom_events/sierrawireless-20121101/site/

The webcast will remain available at the above link for one year following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2012 and our fiscal year 2012, our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  Expected deployment of next generation networks by wireless network operators;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” and “AirLink” are registered trademarks of Sierra Wireless. “AirPrime” and “AirVantage” are also trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

		September 30,	December 31,
		2012	2011
Assets
Current assets
Cash and cash equivalents		$59,528	$101,375
Short-term investments		—	9,347
Accounts receivable, net of allowance for doubtful accounts of $2,855 (December 31, 2011 - $3,642)		118,901	107,367
Inventories		22,746	16,168
Deferred income taxes		10,109	6,540
Prepaids and other		41,216	20,674
		252,500	261,471
Property and equipment		26,657	22,087
Intangible assets		60,361	42,557
Goodwill		121,937	89,961
Deferred income taxes		6,205	6,205
Other assets		608	606
		$468,268	$422,887
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$163,788	$123,547
Deferred income taxes		—	336
Deferred revenue and credits		1,576	1,721
		165,364	125,604
Long-term obligations		26,677	25,143
Deferred income taxes		236	236
		192,277	150,983
Equity
Shareholders’ equity
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 30,590,440 shares (December 31, 2011 - 31,306,692 shares)	322,757	328,440
Preferred stock:	no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock:	at cost 717,886 shares (December 31, 2011 — 877,559 shares)	(5,183)	(6,141)
Additional paid-in capital		21,444	20,087
Deficit		(54,889)	(62,482)
Accumulated other comprehensive loss		(8,138)	(8,000)
		275,991	271,904
		$468,268	$422,887

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Revenue	$162,638	$146,827	$480,345	$430,990
Cost of goods sold	114,781	103,493	336,387	309,092
Gross margin	47,857	43,334	143,958	121,898
Expenses
Sales and marketing	10,476	11,158	33,527	34,752
Research and development	22,395	21,942	64,564	67,479
Administration	8,592	8,548	25,938	26,743
Acquisition costs	2,196	—	2,795	—
Restructuring	498	881	2,209	856
Integration	—	121	—	1,426
Amortization	2,649	2,447	7,311	8,089
	46,806	45,097	136,344	139,345
Earnings (loss) from operations	1,051	(1,763)	7,614	(17,447)
Foreign exchange gain (loss)	1,176	(154)	1,718	47
Other income (expense)	(70)	68	(231)	15
Earnings (loss) before income taxes	2,157	(1,849)	9,101	(17,385)
Income tax expense (recovery)	(1,510)	(851)	1,508	(1,775)
Net earnings (loss)	3,667	(998)	7,593	(15,610)
Net loss attributable to non-controlling interest	—	—	—	(57)
Net earnings (loss) attributable to the Company	$3,667	$(998)	$7,593	$(15,553)
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Basic	$0.12	$(0.03)	$0.25	$(0.50)
Diluted	$0.12	$(0.03)	$0.24	$(0.50)
Weighted average number of shares outstanding (in thousands)
Basic	30,573	31,297	30,854	31,267
Diluted	30,772	31,297	31,012	31,267

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net earnings (loss)	$3,667	$(998)	$7,593	$(15,610)
Other comprehensive income (loss), net of taxes:
Purchase of Wavecom S.A. shares, net of taxes of $nil	—	—	—	42
Foreign currency translation adjustments, net of taxes of $nil	1,203	(5,920)	(138)	599
Total comprehensive earnings (loss)	4,870	(6,918)	7,455	(14,969)
Comprehensive income (loss) attributable to non-controlling interest:
Net earnings (loss)	—	—	—	(57)
Foreign currency translation adjustments, net of taxes of $nil	—	—	—	106
Comprehensive earnings (loss) attributable to the Company	$4,870	$(6,918)	$7,455	$(15,018)

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of U.S. dollars)

(unaudited)

	Equity attributable to the Company
	Common stock		Treasury Shares		Additional		Accumulated other	Non- controlling
	# of shares	$	# of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total
Balance as at December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	$(33,167)	$(5,471)	$1,139	$303,187
Purchase of Wavecom S.A. shares	—	—	—	—	(796)	—	42	(1,033)	(1,787)
Stock option exercises	83,906	772	—	—	(253)	—	—	—	519
Stock-based compensation	—	—	—	—	6,449	—	—	—	6,449
Purchase of treasury shares for RSU distribution	—	—	613,638	(4,472)	—	—	—	—	(4,472)
Distribution of vested RSUs	—	—	(379,121)	2,239	(2,239)	—	—	—	—
Net loss	—	—	—	—	—	(29,315)	—	(57)	(29,372)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,571)	(49)	(2,620)
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$—	$271,904

Common share cancellation	(800,000)	(6,312)	—	—	—	—	—	—	(6,312)
Stock option exercises	83,068	624	—	—	(197)	—	—	—	427
Stock-based compensation	—	—	—	—	5,010	—	—	—	5,010
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(496,311)	3,447	(3,456)	—	—	—	(4)
Net earnings	—	—	—	—	—	7,593	—	—	7,593
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(138)	—	(138)
Balance as at September 30, 2012	30,590,440	$322,757	717,886	$(5,183)	$21,444	$(54,889)	$(8,138)	$—	$275,991

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$3,667	$(998)	$7,593	$(15,610)
Items not requiring (providing) cash
Amortization	7,082	7,456	20,795	24,524
Stock-based compensation	1,695	1,587	5,010	4,916
Deferred income taxes	(2,032)	(988)	(3,905)	(3,207)
Loss (gain) on disposal of property, equipment, and intangibles	57	(6)	183	27
Taxes paid related to net settlement of equity awards	(4)	—	(4)	—
Changes in non-cash working capital
Accounts receivable	(6,970)	(10,616)	(11,380)	11,051
Inventories	(6,044)	(5,075)	(5,127)	(3,076)
Prepaid expenses and other	(17,596)	6,903	(20,557)	9,406
Accounts payable and accrued liabilities	16,065	(8,236)	37,537	(19,252)
Deferred revenue and credits	513	(69)	(145)	(161)
Cash flows provided (used) by operating activities	(3,567)	(10,042)	30,000	8,618
Investing activities
Purchase of M2M business of Sagemcom	(55,218)	—	(55,218)	—
Purchase of Wavecom S.A. shares	—	(282)	—	(1,787)
Additions to property, plant and equipment	(3,290)	(3,357)	(11,850)	(11,920)
Proceeds from sale of property and equipment	(8)	14	56	29
Increase in intangible assets	(596)	(1,265)	(1,934)	(3,222)
Net change in short-term investments	2,153	17,470	9,347	26,405
Cash flows provided (used) by investing activities	(56,959)	12,580	(59,599)	9,505
Financing activities
Issuance of common shares, net of share issue costs	158	15	427	480
Repurchase of common shares	—	—	(6,312)	—
Purchase of treasury shares for RSU distribution	—	(2,497)	(2,489)	(2,497)
Repayment of long-term obligations	(176)	(261)	(831)	(888)
Cash flows used by financing activities	(18)	(2,743)	(9,205)	(2,905)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,087)	(818)	(3,039)	1
Cash and cash equivalents, increase (decrease) in the period	(63,631)	(1,023)	(41,847)	15,219
Cash and cash equivalents, beginning of period	123,159	101,685	101,375	85,443
Cash and cash equivalents, end of period	$59,528	$100,662	$59,528	$100,662
Supplemental disclosures:
Net Income taxes paid (received)	$321	$592	$1,261	$(1,167)
Net interest paid (received)	4	35	(40)	88

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	2012				2011
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Revenue - GAAP and Non-GAAP	$480,345	$162,638	$167,441	$150,266	$430,990	$146,827	$139,888	$144,275

Gross Margin - GAAP	$143,958	$47,857	$51,335	$44,766	$121,898	$43,334	$39,100	$39,464
Stock-based compensation	243	82	78	83	299	89	97	113
Gross Margin - Non-GAAP	$144,201	$47,939	$51,413	$44,849	$122,197	$43,423	$39,197	$39,577

Earnings (loss) from operations - GAAP	$7,614	$1,051	$6,221	$342	$(17,447)	$(1,763)	$(6,270)	$(9,414)
Stock-based compensation	5,010	1,695	1,636	1,679	4,916	1,587	1,697	1,632
Acquisition	2,795	2,196	599	—	—	—	—	—
Restructuring	2,209	498	1,531	180	856	881	(350)	325
Integration	—	—	—	—	1,426	121	765	540
Acquisition related amortization	8,552	2,906	2,665	2,981	9,798	3,198	3,312	3,288
Earnings (loss) from operations - Non-GAAP	$26,180	$8,346	$12,652	$5,182	$(451)	$4,024	$(846)	$(3,629)
Amortization (excluding acquisition related amortization)	12,243	4,176	4,066	4,001	14,726	4,258	5,144	5,324
EBITDA	$38,423	$12,522	$16,718	$9,183	$14,275	$8,282	$4,298	$1,695

Net Earnings (loss) - GAAP	$7,593	$3,667	$3,581	$345	$(15,553)	$(998)	$(6,766)	$(7,789)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	17,778	7,118	5,891	4,769	16,798	5,570	5,503	5,725
Unrealized foreign exchange loss (gain)	(1,484)	(1,218)	(165)	(101)	(63)	34	238	(335)
Income tax adjustments	(804)	(804)	—	—	—	—	—	—
Non-controlling interest	—	—	—	—	(32)	—	—	(32)
Net earnings (loss) - Non-GAAP	$23,083	$8,763	$9,307	$5,013	$1,150	$4,606	$(1,025)	$(2,431)

Diluted earnings (loss) per share - GAAP (in dollars)
GAAP	$0.24	$0.12	$0.11	$0.01	$(0.50)	$(0.03)	$(0.22)	$(0.25)
Non-GAAP	$0.74	$0.28	$0.30	$0.16	$0.04	$0.15	$(0.03)	$(0.08)

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
M2M
Revenue	$86,155	$75,315	$240,643	$221,951
Cost of goods sold	58,143	49,667	161,788	149,732
Gross margin	$28,012	$25,648	$78,855	$72,219
Gross margin %	32.5%	34.1%	32.8%	32.5%

Mobile Computing
Revenue	$76,483	$71,512	$239,702	$209,039
Cost of goods sold	56,638	53,826	174,599	159,360
Gross margin	$19,845	$17,686	$65,103	$49,679
Gross margin %	25.9%	24.7%	27.2%	23.8%

SIERRA WIRELESS, INC.

REVENUE BY SEGMENT AND PRODUCT

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs) (1)	$73,249	$63,635	$199,961	$186,089
AirLink Intelligent Gateways and Routers	11,262	9,928	33,291	28,910
AirVantage M2M Cloud Platform and Other	1,644	1,752	7,391	6,952
	$86,155	$75,315	$240,643	$221,951

Mobile Computing
AirCard Mobile Broadband Devices (2)	$61,066	$60,453	$187,959	$177,442
AirPrime Embedded Wireless Modules for PC OEMs	14,018	9,771	47,119	28,375
Other	1,399	1,288	4,624	3,222
	$76,483	$71,512	$239,702	$209,039

(1) AirPrime Embedded Wireless Modules includes revenue generated from the acqusition of the M2M business of Sagemcom from the date of acquisition on August 1, 2012 to September 30, 2012 of $4,630.

(2) Clearwire contributed $nil in mobile computing revenue in the three and nine months ended September 30, 2012 compared to $nil and $8,366 in the three and nine months ended September 30, 2011, respectively.